April 1, 2025

Michael Bondi
Chief Financial Officer
Comtech Telecommunications Corp.
305 N 54th Street
Chandler, AZ 85226

       Re: Comtech Telecommunications Corp.
           Form 10-K for the Fiscal Year Ended July 31, 2024
           File No. 000-07928
Dear Michael Bondi:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing